Exhibit 2.1

AMENDMENT PROTOCOL RELATING TO THE ASSIGNMENT AGREEMENT DATED SEPTEMBER 17TH, 2009

This Amendment Protocol dated January 30th, 2009 (“Amendment Protocol”) relating to the Assignment Agreement dated September 17th, 2008 is made in Istanbul

BETWEEN

1.              Toreador Turkey Limited, a company established and operating under the laws of Cayman Islands, with registered office at M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, duly represented for the signature of this present by Mr. Roy Barker;

2.              Toreador Turkey Limited, Ankara Turkey Branch, a branch office established and operating under the laws of Turkey, with registered office in Cinnah Caddesi Göreme Sokak No: 1/3 Kavaklıdere, Ankara, Turkey duly represented for the signature of this present by Mr. Roy A. Barker;

Toreador Turkey Limited and Toreador Turkey Limited, Ankara Turkey Branch shall be hereinafter individually or collectively referred to as “Assignor”.

3.                Toreador Resources Corporation, a company existing under the laws of Delaware, USA having its registered address at 13760 Noel Road, 1100 Dallas Texas, 75240.

AND

PETROL OFİSİ A.Ş., a company established and operating under the laws of Turkey, with registered office in Eski Büyükdere Caddesi No. 33/37 34398 Maslak, Istanbul, Turkey,duly represented by the signature of Mr. Tayfun Sümer;

PETROL OFİSİ ARAMA ÜRETİM SANAYİ ve TİCARET ANONİM ŞİRKETI, a company established and operating under the laws of Turkey, with registered office in Eski Büyükdere Caddesi No. 33/37 34398 Maslak, Istanbul, Turkey, duly represented by the signature of Mr. Tayfun Sümer; and a Subsidiary of PETROL OFISI AS.

PETROL OFİSİ A.Ş. shall be hereinafter referred to as “Parent” and PETROL OFİSİ ARAMA ÜRETİM SANAYİ ve TİCARET ANONİM ŞİRKETI shall be hereinafter referred to as “Assignee”.

The Assignee, Parent, Guarantor and the Assignor shall be collectively referred to as the “Parties” and individually as a “Party”.

WHEREAS

1.               The Parties have entered into an Assignment Agreement dated September, 17th 2008 (“Assignment Agreement”) which set forth the terms and conditions in accordance with which the Business Assets would be assigned from the Assignor to the Assignee.

2.               It was noted that under the Assignment Agreement, Closing was subject to the fulfillment of certain Conditions Precedent as set out in Article 5 of the Assignment Agreement. One of such Conditions Precedent, under Article 5.1.1 is “nothing having occurred which has caused a Material Adverse Change”

3.     The Assignee notified the Assignor on December 26th 2008 that a Material Adverse Change has occurred. The Parties had written and verbal discussions on the matter since such date. The Parties had a meeting on January 09, 2009 to discuss the Material Adverse Change claim of the Assignee but the Parties could not reach agreement on the matter.

4.               The Parties now wish to set out in this Amendment Protocol their agreement on how the provisions of the Assignment Agreement shall be amended.

NOW THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

1.              Definitions

All terms used but not otherwise defined in this Amendment Protocol shall have the meanings given to them in the Assignment Agreement.

2.              Amendments to the Assignment Agreement

The Parties agree to the following amendments in the Assignment Agreement.

2.1. In Clause 1.1 of the Assignment Agreement, the definition of “Effective Date” shall be amended to read as follows:

“Effective Date” shall mean January 1st, 2009 provided that the terms and conditions of Business Assets assignment to the Assignee is completed at Closing.

2.2           The following definitions shall be included in Clause 1.1 of the Assignment Agreement:

“Counter-Notification” shall mean the counter-notification to be served by TPAO and Stratic on the Assignor in return of the Written Notification, within thirty days of the Assignor’s Written Notification, confirming that they will exercise their Preemption Right, as per Article 12 (G) (1) of the Operating Agreement.

“Decline Notice” shall mean the notice confirming that the Preemption Right has not been exercised, either because TPAO and Stratic have explicitly waived the Pre-emption Right, or because, following the Written Notification, thirty days have elapsed without the delivery of a Counter-Notification; such notification shall be sent by the Assignor to the Assignee on the same day it receives such explicit written waiver or on the day the thirty day’s period has expired, as the case may be.

“Final Payment” shall mean USD 5,000,000 constituting the final portion of the Assignment Price to be paid by the Assignee on the Final Payment Date.

“Final Payment Date” shall mean September 1st, 2009.

“Initial Payment” shall mean USD 50,000,000 constituting the initial portion of the Assignment Price to be paid by the Assignee on the Closing Date.

“Written Notification” shall mean the written notification to be served by the Assignor to TPAO and Stratic in accordance with Article 12 (G) (1) of Operating Agreement, disclosing in detail the terms and conditions of the transfer from the Assignor to the Assignee of the 26.75% of the working interest under the Exploration Licenses as stipulated under the Assignment Agreement, as amended.

“Preemption Right” shall mean TPAO’s and Stratic’s right to acquire 26.75% of the working interest under the Exploration Licenses from the Assignor on the same terms and conditions disclosed in the Written Notification.

2.3.          Clause 4.1.1 of the Assignment Agreement shall be amended to read as follows:

4.1.1                   The consideration for the assignment of the Business Assets shall be a total of USD 55,000,000 plus applicable VAT in cash (hereinafter called “the Assignment Price”). The Initial Payment is payable to the Assignor’s Account on the Closing Date, and the Final Payment is payable to the Assignor’s Account on the Final Payment Date.

2.4.          Clause 4.1.2 shall be deleted in its entirety and the numbering of the subsequent sub-clauses of Clause 4 shall be adjusted accordingly.

2.5.          The following clause shall be incorporated in the Assignment Agreement as Clause 5.1.7:

5.1.7                   The Assignor shall send the Written Notification to TPAO and Stratic and deliver the Decline Notice to the Assignee upon receipt of an explicit waiver of such Preemption Right or upon the lapse of the 30-days’ period to exercise such right.

2.6.          Clause 5.1.7 of the Assignment Agreement shall be renumbered as 5.1.8 and shall be amended to read as follows:

5.1.8                     On the next day following the receipt of the Decline Notice, the Assignee shall send an acknowledgment letter addressed to Stratic and TPAO, stating that it unconditionally and irrevocably approves all the terms and provisions of the Operating Agreement.

2.7.          All references to “February 10, 2009” in Clause 5.2 shall be amended to read as “April 10th, 2009.”

2.8.          Clause 6 of the Assignment Agreement shall be amended to read as follows:

6.        Closing

Unless otherwise agreed, Closing shall take place within 2 (two) Business Days following the service of the Decline Notice by the Assignor to the Assignee (“Closing Date”).

On the Closing Date:

(a)    The Assignor shall, subject to the terms and conditions set forth in this Agreement and the Amendment Agreement, assign to the Assignee all the Business Assets free from all Liens.

(b)    The Assignor shall issue and deliver to the Assignee an invoice for the Initial Payment. The Business Assets shall be at the risk of the Assignee from the date of delivery of the assignment documents to the Assignee at the Closing Date.

(c)     All technical and financial data related to the SASB Project and Business Information shall be delivered to the Assignee at the Closing Date.

(d)     Initial Payment shall be made to the USD account of the Toreador Turkey Limited, Ankara Turkey Branch at YAPI KREDİ Bank Karum Branch numbered 666-70009213, on the Closing Date.

(e)     The invoicing for the Assignment Price shall be made by the Assignor as follows:

(i)      Invoice for the Initial Payment relating to the Exploration License Price and Production Asset Price will be issued on the Closing Date upon making of the Initial Payment by the Assignee.

(ii)     Invoice for the Initial Payment relating to the Exploration Asset Price will be issued within 2 (two) Business Days upon obtaining the VAT exemption certificate from the GDPA. Obtaining VAT exemption certificate shall be Assignee’s sole responsibility.

The Assignor shall on best effort basis cooperate with the Assignee to provide the invoicing in the way suggested by the Assignee. However, in case of any Tax liability and/or penalty incurred by the Assignor due to the said invoicing mechanism the Assignee shall immediately reimburse the Assignor upon its first written demand accompanied by evidencing documents thereof for all such penalties and liabilities imposed by the Governmental or Regulatory Authorities. In case the Assignee cannot obtain the VAT exemption certificate from the GDPA within 30 (thirty) days following the Closing Date, the Assignee shall be liable for the payment of the VAT and the Assignor shall immediately issue the invoice for the portion of the Initial Payment Exploration Asset Price including the VAT.

(iii)          Invoice for the Final Payment will be issued on the Final Payment Date upon making of the Final Payment by the Assignee.

2.9.          The following clause shall be incorporated in the Assignment Agreement as Clause 7.2.4

7.2.4.                  Until the Closing Date, the Assignee shall take all necessary measures to maintain 26.75% interest in the Exploration License free and clear of any encumbrances (i.e. mortgages or pledges) and shall not assign 26.75% of the working interest under the Exploration Licenses fully or partially to any third party without the written approval of the Assignor.

3.            Parent Corporate Guaranty

With respect to the Parent Corporate Guaranty as of September 17, 2008 the Parent agree that this Parent Corporate Guaranty shall be read as referring to the Assignment Agreement as amended by this Amendment Protocol. All references to the Assignment Agreement in the Parent Corporate Guaranty shall be read as referring to the Assignment Agreement as amended by this Amendment Protocol.

4.  Exercise of Preemption Right by TPAO and or Stratic

In the case that TPAO and / or Stratic would exercise their Preemption Right the Assignee shall provide, to the extent necessary, all statements, declarations to register in the name of TPAO and / or Stratic 26.75% of the working interest under the Exploration Licenses to TPAO/Stratic as soon as possible following the notification of the situation by the Assignor to the Assignee.

5.     Effect of the Amendment Protocol on the Material Adverse Change Claim of the Assignee

Material Adverse Change claim of the Assignee between the signing of this Amendment Protocol and Closing shall be limited to the physical failure and damage directly to the Business Assets and Environmental Liabilities.

6.            Effect of the Amendment Protocol

This Amendment Protocol constitutes the only amendment to Assignment Agreement. It shall become effective immediately upon its execution by all Parties hereto and the Assignment Agreement shall be read from the date hereof as subject to this Amendment Protocol. The terms and conditions of the Assignment Agreement which are neither amended nor affected by this Amendment Protocol shall remain in full force and effect.

None of the Parties shall have any claims or demands against each other due to the amendment in the Closing Date and discussions regarding the Material Adverse Change claims provided that the Closing takes place as agreed in this Amendment Protocol. However, in case the Closing can not take place due to reasons beyond the control of the Parties, no claims or demands shall be asserted.

7.     Stamp Tax

Any stamp tax payable in connection with the execution and delivery of this Amendment Protocol shall be equally borne by the Assignor on one side, and the Assignee on the other side.

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment Protocol to be executed and delivered by their respective officers or representatives who are duly authorized as of the date first written above.

TOREADOR TURKEY LIMITED

By:	/s/ Roy Barker
Name:	Roy Barker
Title:	General Manager

TOREADOR TURKEY LIMITED, ANKARA TURKEY BRANCH

By:	/s/ Roy Barker
Name:	Roy Barker
Title:	General Manager

TOREADOR RESOURCES CORPORATION

By:	/s/ Charles J. Campise
Name:	Charles J. Campise
Title:	Sr. V.P. & CFO

PETROL OFİSİ A.Ş.

By:	/s/ Melih Türker	/s/ Ogeday Çağatay
Name:	Melih Türker	Ogeday Çağatay
Title:

PETROL OFİSİ ARAMA ÜRETİM SANAYİ VE TİCARET ANONİM ŞİRKETİ

By:	/s/ Tayfun Sumer
Name:	Tayfun Sumer
Title:	Board Member